UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 1, 2020

WILLSCOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-37552	82-3430194
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

901 S. Bond Street, #600

Baltimore, Maryland 21231

(Address, including zip code, of principal executive offices)

(410) 931-6000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WSC	The Nasdaq Capital Market
Warrants to purchase Class A common stock(1)	WSCWW	OTC Markets Group Inc.
Warrants to purchase Class A common stock(2)	WSCTW	OTC Markets Group Inc.

(1) Issued in connection with the initial public offering of Double Eagle Acquisition Corp., the registrant’s legal predecessor company, in September 2015, which are exercisable for one-half of one share of the registrant’s Class A common stock for an exercise price of $5.75.

(2) Issued in connection with the registrant’s acquisition of Modular Space Holdings, Inc. in August 2018, which are exercisable for one share of the registrant’s Class A common stock at an exercise price of $15.50 per share.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

Regulatory Update

As previously disclosed, on March 1, 2020, WillScot Corporation, a Delaware corporation (the "Company"), Mobile Mini, Inc., a Delaware corporation ("Mobile Mini"), and Picasso Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, subject to the satisfaction or waiver of certain customary closing conditions, Merger Sub will be merged with and into Mobile Mini, with Mobile Mini surviving as a wholly-owned subsidiary of the Company (the "Merger" or the "Proposed Transaction").

On May 21, 2020, the Company received notice from the United States Federal Trade Commission of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the Merger.

Note Offering

In connection with the Company's pending Merger, Picasso Finance Sub. Inc., a newly-formed finance subsidiary of the Company (the “Escrow Issuer”), plans to offer to potential investors $500 million in aggregate principal amount of senior secured notes due 2025 (the “Notes”). If the offering is consummated, the gross proceeds thereof will be deposited by the initial purchasers into a segregated escrow account pursuant to an escrow and security agreement. Concurrently with the closing of the Merger and the satisfaction of certain other escrow conditions, the escrowed proceeds will be released to fund, together with funds from the Company's fully committed $2.4 billion ABL credit facility, which is expected to be entered into at the closing of the Merger, the repayment of all outstanding indebtedness under each of the Company's existing ABL credit facility and Mobile Mini's existing ABL credit facility, the repayment of all of Mobile Mini's outstanding senior notes, the repayment of all of Williams Scotsman International Inc.'s ("WSII") senior secured notes due 2022 (collectively, the "Refinancing Transactions") and to pay fees and expenses related to the Refinancing Transactions and the Merger. Upon consummation of the Merger, the Escrow Issuer will merge with and into WSII, with WSII continuing as the surviving corporation, and WSII will assume the obligations of the Escrow Issuer under the Notes and the indenture governing the Notes.

Additional Information

 In connection with the Merger and the planned offering of the Notes, the Company is hereby providing certain historical financial information of Mobile Mini for the quarter ended March 31, 2020 and certain pro forma information.

Included in this filing as Exhibit 99.1 are the historical unaudited consolidated financial statements of Mobile Mini. For additional information about Mobile Mini, see Mobile Mini's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 6, 2020 (the "Mobile Mini 10-Q"). Except as expressly provided herein, the information included in the Mobile Mini 10-Q shall not be deemed included or incorporated by reference in this Current Report on Form 8-K.

Included in this filing as Exhibit 99.2 is the pro forma financial information described in Item 9.01(b) below, giving effect to the proposed offering of the Notes, the Refinancing Transactions, and the Merger.

This Current Report on Form 8-K does not constitute an offer to sell or a solicitation of an offer to buy the Notes. The Notes have not been registered under Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimates,” “expects,” “anticipates,” “believes,” “forecasts,” “projects,” “plans,” “intends,” “may,” “will,” “should,” “could,” “shall,” “continue,” “outlook” and variations of these words and similar expressions (or the negative thereof) identify forward looking statements, which are generally not historical in nature. Certain of these forward-looking statements relate to the proposed business combination (the “Proposed Transaction”) involving WillScot and Mobile Mini, including: expected scale; operating efficiency; stockholder, employee and customer benefits; key assumptions; timing of closing; the amount and timing of revenue and expense synergies; future financial benefits and operating results; and integration spend, which reflects management’s beliefs, expectations and objectives as of the date hereof. Achievement of the expressed beliefs, expectations and objectives is subject to risks and uncertainties that could cause actual results to differ materially from those beliefs, expectations or objectives. These forward-looking statements are only estimates, assumptions and projections, and involve known and unknown risks and uncertainties, many of which are beyond the control of WillScot and Mobile Mini.

Important Proposed Transaction-related factors that may cause such differences include, but are not limited to: the risk that expected revenue, expense and other synergies from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the parties are unable to successfully implement their integration strategies; the inherent uncertainty associated with financial or other projections; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including stockholder and regulatory approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and disruptions to the parties’ businesses and financial condition as a result of the announcement and pendency of the Proposed Transaction. Other important factors include: the parties’ ability to manage growth and execute their business plan; their estimates of the size of the markets for their products; the rate and degree of market acceptance of their products; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs adversely affecting their profitability (including cost increases resulting from tariffs); general economic and market conditions impacting demand for their products and services; the value of WillScot shares to be issued in the Proposed Transaction; the parties’ capital structure, levels of indebtedness and availability of credit; expected financing transactions undertaken in connection with the Proposed Transaction; third party contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; the ability to retain and hire key personnel and uncertainties arising from leadership changes; the response of business partners as a result of the announcement and pendency of the Proposed Transaction; the diversion of management attention from business operations to the Proposed Transaction; the ability to implement and maintain an effective system of internal controls; potential litigation and regulatory matters involving the Combined Company; implementation of tax reform; the intended qualification of the Proposed Transaction as a tax-free reorganization; the changes in political conditions in the U.S. and other countries in which the parties operate, including U.S. trade policies or the U.K.’s withdrawal from the European Union; and such other risks and uncertainties described in the periodic reports WillScot and Mobile Mini file with the SEC from time to time including WillScot’s Annual Report on Form10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 2, 2020, WillScot’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, which was filed with the SEC on May 6, 2020, Mobile Mini’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 3, 2020, and Mobile Mini’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, which was filed with the SEC on May 6, 2020, each of which are or will be available through the SEC’s EDGAR system at www.sec.gov.

Investors are cautioned not to place undue reliance on these forward-looking statements as the information in this report speaks only as of the date hereof or such earlier date as specified herein. WillScot and Mobile Mini disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement. All subsequent written and oral forward-looking statements attributable to WillScot, Mobile Mini or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Important Information About the Proposed Transaction

In connection with the Proposed Transaction, the Company filed a registration statement on Form S-4 (No. 333-237746), originally filed on April 17, 2020, which includes a prospectus of the Company and a joint proxy statement of the Company and Mobile Mini (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC on May 5, 2020, and the Company and Mobile Mini commenced mailing the joint proxy statement/prospectus on or about May 8, 2020. Each party will file other documents regarding the Proposed Transaction with the SEC. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents (if and when available) free of charge from the SEC's website at www.sec.gov. The documents filed by the Company with the SEC may also be obtained free of charge from the Company by requesting them by mail at WillScot Corporation, 901 S. Bond Street, Suite 600, Baltimore, Maryland 21231. The documents filed by Mobile Mini may also be obtained free of charge from Mobile Mini by requesting them by mail at Mobile Mini, Inc. 4646 E. Van Buren Street, Suite 400, Phoenix, Arizona 85008.

Participants in the Solicitation

The Company, Mobile Mini, their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about the Company’s directors and executive officers is available in the Company's proxy statement, dated March 20, 2020, as supplemented by the supplement dated April 13, 2020, for the 2020 Annual Meeting and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 2, 2020. Information about Mobile Mini’s directors and executive officers is available in Mobile Mini’s proxy statement, dated March 16, 2020 as supplemented by the supplement dated April 10, 2020, for its 2020 Annual Meeting of Stockholders and Mobile Mini’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 3, 2020. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC, the Company or Mobile Mini as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial statements of the businesses acquired

The historical unaudited condensed consolidated financial statements of Mobile Mini as of March 31, 2020, and for the three months ended March 31, 2020 and March 31, 2019, and management's evaluation of disclosure controls and procedures as of March 31, 2020, included in the Mobile Mini 10-Q, are incorporated herein by reference from Exhibit 99.1 to this Current Report on Form 8-K.

(b)	Pro forma financial information

The following unaudited pro forma financial information, giving effect to the proposed offering of the Notes and the Merger, is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

•	Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2020;

•	Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2019;

•	Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2020;

•	Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2019; and

•	Notes to the Unaudited Pro Forma Condensed Combined Financial Information.
(d)	Exhibits

Exhibit No.	Exhibit Description
99.1	Historical Unaudited Condensed Combined Financial Statements of Mobile Mini, as of March 31, 2020, and for the three months ended March 31, 2020 and March 31, 2019 and management's evaluation of disclosure controls and procedures as of March 31, 2020 (incorporated by reference to Item 1 "Financial Statements" and Item 4 "Controls and Procedures," respectively, in Mobile Mini's Quarterly Report on Form 10-Q, filed May 6, 2020)

99.2	Unaudited Pro Forma Condensed Combined Financial Information

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WillScot Corporation

Dated: June 1, 2020	By:	/s/ HEZRON TIMOTHY LOPEZ
Name: Hezron Timothy Lopez
Title: Vice President, General Counsel & Corporate Secretary